January 17, 2013

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4628

Attention: Mr. Karl Hiller, Branch Chief

Re:	Rosetta Resources Inc.

Form 10-K for Fiscal Year ended December 31, 2011

Filed February 27, 2012

File No. 000-51801

Dear Mr. Hiller:

We are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated December 27, 2012, addressed to John E. Hagale regarding Rosetta Resources Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”). For your convenience, we have repeated the comments set forth in the Staff’s letter and followed the comments with the Company’s response.

Based on our review of the Staff comment letter, and as further described herein, we believe that our Form 10-K is materially accurate and, therefore, believe that no amendment to our existing filing is necessary. To the extent appropriate, we intend to include additional information derived from our responses provided below in our Annual Report on Form 10-K for the year ended December 31, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

Business and Properties, page 3

Proved Reserves, page 7

1.	We note from your disclosure on page 8 that all of your proved undeveloped reserves as of December 31, 2011 are in the Eagle Ford. On page 29 you explain that you plan to continue development of the Eagle Ford in Gates Ranch in 2012 and have announced your intention to increase your well density “...to 65 acre spacing from the past practice of drilling on 100 acre spacing.” You also disclose on page 3 that in 2011 you completed “...closer spaced wells in two pilot areas in the north half of Gates Ranch.”

Please tell the extent to which the proved undeveloped reserves for the Eagle Ford disclosed as of December 31, 2011 include locations with reserves attributable to increased well density and closer well spacing; specify the percentage of your total proved undeveloped reserves that are attributable to such locations.

Response:

The Company’s proved undeveloped reserves for the Eagle Ford shale as of December 31, 2011 do not include any reserves attributable to increased well density or closer well spacing. Should future proved undeveloped reserves be affected by greater well density, we will include additional disclosures as needed.

Rosetta Resources Inc.     717 Texas, Suite 2800     Houston, Texas     Tel 713.335.4000     Fax 713.335.4197

www.rosettaresources.com

• Page 2

Supplemental Oil and Gas Disclosures (Unaudited), page 82

Net Proved and Proved Developed Reserve Summary, page 85

2.	Please expand your disclosure of the changes in net quantities of proved reserves to include an appropriate explanation for the significant additions relating to extensions and discoveries and other additions for each of the reporting periods shown to comply with FASB ASC paragraph 932-235-50-5.

Response:

The Company believes that the reporting line “Extensions, discoveries and other additions” in the reserve table on page 85 of our 2011 Form 10-K is understood to represent the results of our drilling activities for the applicable years. The additions to our proved reserves related to extensions, discoveries and other additions are attributable to the Company’s drilling activity in the Eagle Ford shale and certain other drilling activity primarily in the DJ Basin. In the Eagle Ford shale, the Company added 7,177 MBoe, 43,205 MBoe and 82,420 MBoe of proved reserves in 2009, 2010, and 2011, respectively. The Company added 1,744 MBoe and 2,287 MBoe in 2009 and 2010, respectively, primarily in the DJ Basin.

In future filings, we will expand our disclosure, as appropriate, to discuss all material changes in proved reserves as required by ASC 932-235-50-5.

3.	Please expand your disclosure to quantify your proved undeveloped reserves as of December 31, 2009, 2010 and 2011 to comply with the presentation requirements set forth in FASB ASC paragraph 932-235-50-4.

Response:

We acknowledge the Staff’s comment and note that while investors were able to calculate proved undeveloped reserves using the information previously disclosed, we propose to include separate disclosure of our proved undeveloped reserves in our future 10-K filings. The responsive disclosure in our 2011 Form 10-K would have been:

	Oil	NGLs	Natural gas	Equivalents
	(MBbl) (1)	(MBbl)	(Bcf)	(MBoe) (2)
Proved Developed Reserves
December 31, 2008	3,033	220	308	54,517
December 31, 2009	2,324	2,345	237	44,104
December 31, 2010	3,687	6,471	184	40,817
December 31, 2011	11,766	16,635	177	57,947

Proved Undeveloped Reserves
December 31, 2008	350	—	68	11,819
December 31, 2009	1,501	2,876	60	14,384
December 31, 2010	8,714	12,855	105	39,002
December 31, 2011	24,604	33,584	269	102,968

(1)	Includes crude oil and condensate.
(2)	Oil equivalents are determined under the relative energy content method by using the ratio of 6.0 Mcf of natural gas to 1.0 Bbl of oil or NGLs.

We do not believe it is necessary, however, to amend our 2011 Form 10-K to include this revised disclosure in light of the fact that our prior filing already included the information necessary to calculate our proved undeveloped reserves. Accordingly, we propose to include this revised disclosure on a prospective basis, beginning with the 2012 Form 10-K, and respectfully request the Staff’s concurrence with this approach.

• Page 3

In addition, Rosetta acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call the undersigned at (713) 335-4105.

Very truly yours,

/s/ John E. Hagale
John E. Hagale
Executive Vice President and Chief Financial Officer

cc: Mr. Randy L. Limbacher, Rosetta Resources Inc.